 1-A/A LIVE 0001681343 XXXXXXXX 024-10590 true false true StreamNet, Inc. NV 2016 0001681343 4841 00-0000000 1 0 STREAMNET, INC. 7582 LAS VEGAS BLVD. LAS VEGAS NV 89123 702-721-9915 Mr. Darryl Payne Other 100.00 0.00 0.00 0.00 0.00 0.00 950.00 950.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 None Common Stock 20000000 None Common Stock 0 0 true true false Tier1 Unaudited Equity (common or preferred stock) Y N N Y N N 20000000 0 0.50 0.50 0.00 0.00 0.00 0.50 Cost of Regulation A Offering 75000.00 New York 1350.00 9923650.00 false true NY NY true